UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 22, 2014

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-190718) ORIGINALLY FILED WITH THE SEC ON AUGUST 19, 2013

Continuous Offering Program and Equity Distribution Agreement.

On May 22, 2014, Seaspan Corporation (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC (together, the “Managers”). Pursuant to the terms of the Agreement, the Company may sell from time to time through the Managers, as the Company’s sales agents, shares of the Company’s Class A Common Stock, $0.01 par value per share, having an aggregate offering price of up to $75,000,000 (the “Shares”). Sales of the Shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions or as otherwise agreed by the Company and the Managers. The Agreement provides that the Managers, when they are acting as the Company’s agents, will be entitled to compensation of 2.0% of the gross sales price of the Shares sold through the applicable Manager from time to time.

The Company intends to use the net proceeds from the sales of the Shares, after deducting Managers’ commissions and offering expenses, for general corporate purposes, which may include funding vessel acquisitions.

Under the terms of the Agreement, the Company may also sell Shares from time to time to the Managers as principal for their own account at a price to be agreed upon at the time of sale. Any sale of Shares to the Managers as principal would be pursuant to the terms of a separate terms agreement between the Company and one or more of the Managers.

The Shares will be issued pursuant to the Company’s Registration Statement on Form F-3 filed August 19, 2013 (Registration No. 333-190718). The Company filed a prospectus supplement, dated May 22, 2014, with the Securities and Exchange Commission in connection with the offer and sale of the Shares.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein. Legal opinions relating to the Shares are filed herewith as Exhibits 5.1, 8.1, 8.2 and 8.3.

In addition, the Company issued a news release on May 22, 2014, attached hereto as Exhibit 99.1, announcing that it had entered into the Agreement. The information provided in this Exhibit 99.1 is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any Securities Act registration statements.

Exhibits.

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated May 22, 2014, between Seaspan Corporation, Citigroup Global Markets Inc., and Credit Suisse Securities (USA) LLC

5.1	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.1	Opinion of Perkins Coie LLP, United States counsel to Seaspan Corporation

8.2	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.3	Opinion of Farris, Vaughn, Wills & Murphy LLP, Canadian counsel to Seaspan Corporation

23.1	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

23.3	Consent of Farris, Vaughn, Wills & Murphy LLP (contained in Exhibit 8.3 hereto)

99.1	News release of Seaspan Corporation announcing entry into the Equity Distribution Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date:	May 22, 2014
		By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated May 22, 2014, between Seaspan Corporation, Citigroup Global Markets Inc., and Credit Suisse Securities (USA) LLC

5.1	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.1	Opinion of Perkins Coie LLP, United States counsel to Seaspan Corporation

8.2	Opinion of Reeder & Simpson, P.C., Marshall Islands counsel to Seaspan Corporation

8.3	Opinion of Farris, Vaughn, Wills & Murphy LLP, Canadian counsel to Seaspan Corporation

23.1	Consent of Reeder & Simpson, P.C. (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

23.3	Consent of Farris, Vaughn, Wills & Murphy LLP (contained in Exhibit 8.3 hereto)

99.1	News release of Seaspan Corporation announcing entry into the Equity Distribution Agreement

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